FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:           “Syngenta publishes data to unlock environmental, social and economic value”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contact:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, April 23, 2015

Syngenta publishes data to unlock environmental, social and economic value

•	Searchable, useable and shareable data on The Good Growth Plan
•	Open Data Institute collaboration a first for the agriculture industry
•	Encourages ‘crowd sourced’ solutions to agricultural challenges

Syngenta today published a broad range of data on the six ambitious commitments in The Good Growth Plan with the aim of unlocking environmental, social and economic value.

The data are searchable, useable and shareable via the Internet. They include 2014 baseline information for agricultural efficiency indicators collected on 3,600 farms in 41 countries across Europe, Africa, Latin America, North America and Asia Pacific, representing about 200 crop-climate combinations. It is the first time information at a crop level, including resource efficiency, has been made public in this way by a commercial organization.

Syngenta also announced a collaboration with the Open Data Institute (ODI), an independent, non-profit open data expert. The ODI works with organisations to create economic, environmental, and social value from open data. It helps unlock supply, generate demand, create and disseminate knowledge to address local and global issues.

Mike Mack, CEO of Syngenta, said: “Making these data public will allow people to make their own assessments of the progress of our Good Growth Plan. It is also blurring the traditional roles of business, government and NGOs by highlighting our collective responsibility to address acute global challenges. Above all, the data will be of value to farmers, enabling them to increase productivity sustainably and to enhance their livelihoods.”

Syngenta and the ODI will in 2015 hold an “Innovation Workshop” promoting the exchange of ideas, best practices and perspectives on the potential of open data in agriculture. The workshop will explore how crowd sourcing and open data can drive the discovery of innovative and sustainable solutions to agricultural challenges. The workshop will also inform a planned international research challenge from Syngenta.

Syngenta – April 23, 2015 / Page 1 of 2

Jeni Tennison, Deputy CEO and CTO of the Open Data Institute, said: “Open data has the power to solve our most challenging sustainability problems. For example, how can we provide all the world’s people with adequate nutrition, whilst protecting our precious natural resources? Agri-tech businesses have a big role to play in finding novel solutions to these problems. It is encouraging that Syngenta is taking a step that puts them at the forefront of the open data movement in their sector. We look forward to working with them to unlock benefits for farmers and consumers worldwide.”

Syngenta has standardized the published data and is working with the ODI to create a common language around the collection, measurement and sharing of crop-level information. This will improve understanding of how to best to deliver The Good Growth Plan commitments, which include helping to feed a growing global population by making crops more efficient while rescuing farmland and helping biodiversity flourish.

Syngenta aims to achieve financial standard auditing of The Good Growth Plan data in the near future. In addition to annual data updates, Syngenta plans to share insights on the progress of its six commitments on a regular basis.

You can view the data here and more information on The Good Growth Plan here.

Syngenta is one of the world's leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – April 23, 2015 / Page 2 of 2

SYNGENTA AG

Date:	April 23, 2015	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Dr. Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration